Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratio)

	Year Ended December 31,
	2006		2007	2008	2009	2010
Earnings:
Income (loss) from continuing operations	$23,623		$(27,925)	$(22,792)	$(74,923)	$(97,467)
Fixed charges	1,611		9,359	43,923	42,757	52,283
Income tax expense (benefit)		(14,071)	2,864	(2,283)	(16)	396
Loss (income) in equity investee	—		—	176	73	2,829
Less: capitalized interest		(884)	(196)	(38,050)	(35,887)	(47,122)

Total earnings	$10,279		$(15,898)	$(19,026)	$(67,996)	$(89,081)

Fixed Charges:
Interest expense	$587		$9,023	$5,733	$6,730	$5,021
Estimated interest component of rental expense(1)	140		140	140	140	140
Capitalized interest	884		196	38,050	35,887	47,122

Total fixed charges	$1,611		$9,359	$43,923	$42,757	$52,283

Ratio of Earnings to Fixed Charges	6.38	x	*	*	*	*

*
For these periods, earnings were inadequate to cover fixed charges. The excess of fixed charges over earnings for those years was as follows: $25.3 million for the year ended December 31, 2007; $55.3 million for the year ended December 31, 2008; $110.8 million for the year ended December 31, 2009; and $141.4 for the year ended December 31, 2010.

(1)	Represents our estimate of the interest component of operation lease rental expense.